UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
(X) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Harvison, John H.
   2801 Glenda Avenue
   Fort Worth, TX  76117
   USA
2. Issuer Name and Ticker or Trading Symbol
   FFP Marketing Company, Inc.
   FMM
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 28, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board/CEO
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common shares                |12/28/|J(No|112,959           |A  |Note 1     |112,959            |I     |Note 1                     |
                             |97    |te1)|                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Options to purchase comm|$2.54   |12/28|J(No|40,000     |A  |Note |11/16|Common share|40,000 |       |40,000      |D  |            |
on shares               |        |/97  |te2)|           |   |2    |/02  |s           |       |       |            |   |            |
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
Explanation of Responses:
Note 1: On December 28, 1997, FFP Partners, L.P., completed a restructuring under which the non-real estate assets and businesses previously owned and conducted by FFP Partners were transferred to FFP Marketing
Company, Inc. In connection therewith, each holder of FFP Partners units received one common share of FFP
Marketing for each unit of FFP Partners held on December 28, 1997. The common shares reflected hereon were received in connection with this restructuring by various companies in which Mr. Harvison has an indirect ownership interest. Mr. Harvison is a limited partner in 7HBF, Ltd., a Texas limited partnership that owns, directly or indirectly, from 33-1/3% to 100% of nine companies that received FFP Marketing common shares in connection with the restructuring. Mr. Harvison is also an officer and director of these companies and, therefore, may be deemed to share investment control over the common shares held by them. Mr. Harvison also owns an ownership interest in another company that owns indirectly an interest in a company that owns FFP Marketing common shares. The number of shares set forth above is Mr. Harvison's proportionate pecuniary interest in the FFP Marketing common shares owned by all of these companies. Mr. Harvison disclaims beneficial ownership of all these common shares.
Note 2: As a result of the restructuring referred to in Note 1, holders of options to purchase units of FFP Partners received options to purchase a like number of common shares of FFP Marketing. The terms of the options so acquired are identical to the options to purchase FFP Partners units except that the exercise price was allocated between the options to acquire FFP Partners units and FFP Marketing common shares based on the relative closing prices on the American Stock Exchange of the two securities for the month following the restructuring. All options are exercisable currently.
SIGNATURE OF REPORTING PERSON
John H. Harvison
DATE
February 27, 1998